Exhibit 99.1

CHC Helicopter Corporation T 604.276.7500 F 604.279.2474 www.chc.ca
PRESS RELEASE

CHC awarded expanded contract renewal in North Sea

Friday, December 10, 2004, Vancouver, B.C., Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced that its subsidiary ‘Schreiner Northsea Helicopters’ has today signed a new five-year contract renewal (plus two one-year options) with Total E&P Nederland/Wintershall Noordzee/Petro-Canada Netherlands for the provision of two EC155B1 and two AB139 aircraft to provide offshore transportation services to oil and gas fields in the Dutch sector of the North Sea. The value of the contract is estimated at CDN$125 million over the five-year fixed term.

Under the terms of the contract, these four new aircraft will be introduced in 2006, replacing three Sikorsky S76B aircraft and one Sikorsky S-61N.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries and a team of approximately 3,400 professionals worldwide.

For further information, please contact:

Jo Mark Zurel,	Chris Flanagan,
Senior Vice-President & Chief Financial Officer	Director of Communications
709-570-0567	604-279-2493

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.

This press release may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgement, they are subject to risks and uncertainties that could cause actual results to vary. These statements may involve risks and uncertainties including, but not limited to, factors detailed in CHC’s Annual Report on Form 20-F and in other filings with the United States SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.